UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
 Under the Securities Exchange Act of 1934

For the Month of July 2014

001-36203
 (Commission File Number)

CAN-FITE BIOPHARMA LTD.
(Exact name of Registrant as specified in its charter)

10 Bareket Street
 Kiryat Matalon, P.O. Box 7537
 Petach-Tikva 4951778, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
 Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
 Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
 Regulation S-T Rule 101(b)(7): ____

On July 10, 2014, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing that the Israeli Ministry of Health has approved the use of the Company’s CF102 drug for a patient with hepatocellular carcinoma, the most common form of liver cancer, under the country’s Compassionate Use Program. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date July 10, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer